SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

11 August 2003

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


03029271

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 8 August 2003 as published in the South China Morning Post in Hong Kong on 11 August 2003 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED



Irene Ko
Company Secretary

Encl



c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

E:\tn\sa\SHPCL_2Q2003\Ltr.doc.3

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

website: http://www.ir.shangri-la.com

ANNOUNCEMENT OF FINANCIAL RESULTS BY SUBSIDIARY –

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND

THIS IS NOT THE ANNOUNCEMENT OF THE FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE SIX MONTHS ENDED 30 JUNE 2003. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA WITH FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THAILAND ON 8 AUGUST 2003.

SA WILL SEPARATELY ANNOUNCE ITS OWN INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2003 IN DUE COURSE.

SUMMARY

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND ("SHPCL"), a 73.61% subsidiary of SA and a company listed on the Stock Exchange of Thailand, has announced its unaudited financial results for the six months ended 30 June 2003 in Thailand on 8 August 2003. The financial statements of SHPCL have been prepared in accordance with accounting principles and practices generally accepted in Thailand. The Consolidated Earnings Statement of SHPCL is provided below.

SHPCL, a subsidiary of SA listed on the Stock Exchange of Thailand and in which SA has a 73.61% interest, has announced its unaudited financial results for the six months ended 30 June 2003 in Thailand on 8 August 2003. The Consolidated Earnings Statement of SHPCL is provided below:

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND
CONSOLIDATED EARNINGS STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2003 - UNAUDITED

	Six Months Ended 30 June	
	2003	2002
	Baht'000	*Baht'000*
Revenues from hotel operations:		
Room	308,079	370,614
Food and beverage	253,074	309,477
Others	42,285	51,841
Total revenues from hotel operations	603,438	731,932
Cost of sales and services	(193,938)	(222,442)
Gross profit	409,500	509,490
Selling and administrative expenses	(164,591)	(184,125)
Earnings from the sale of goods and the rendering of services	244,909	325,365
Other incomes	13,598	27,931
Other expenses		
Depreciation	(100,830)	(93,897)
Directors' remuneration	(1,830)	(1,150)
EARNINGS FROM OPERATIONS	155,847	258,249
SHARE OF LOSS FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD	–	–
PROVISION FOR LOSS ON LOANS TO AND INVESTMENT IN RELATED COMPANIES	(21,884)	(29,533)
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX	133,963	228,716
INTEREST EXPENSES	(2,470)	(662)
CORPORATE INCOME TAX	(38,699)	(61,994)
NET EARNINGS FOR THE PERIOD	92,794	166,060
BASIC EARNINGS PER SHARE (BASED ON NET EARNINGS) (BAHT)	0.71	1.28

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE FINANCIAL RESULTS INCLUDING THE EARNINGS PER SHARE PERTAIN ONLY TO SHPCL, A 73.61% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 73.61%) IN THE PROFITS OF SHPCL FOR THE SIX MONTHS ENDED 30 JUNE 2003 IN ITS INTERIM RESULTS FOR THE PERIOD ENDED 30 JUNE 2003 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 8 August 2003